Amendment to Restated Bylaws, as Amended, of Sequenom, Inc.

The Restated Bylaws, as amended (the “Bylaws”), of Sequenom, Inc., a Delaware corporation (the “Company”), are hereby amended as follows, effective upon the execution of this amendment by the Secretary or Assistant Secretary of the Company:
Article III, Section 13, is hereby deleted in its entirety and replaced with the following:
“Section 13. Removal. The Board of Directors, or any individual Director, may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of shares entitled to vote at an election of Directors.”

Dated: June 15, 2016	By:	/s/ Jeffrey D. Linton
Jeffrey D. Linton Senior Vice President, General Counsel & Secretary